

audiobridge



Guided music creation



Music can change the world.



Great songs impact us all and that impact can last for generations.

As a pro songwriter and guitarist for nearly 10 years in Los Angeles, I learned about the power of songs but also the struggles of them. Songs start as ideas.
The journey from moments of inspiration to completed works of art can take anywhere from minutes to years...and sometimes the process is never completed.

Imagine all of the great songs that could have been.

Current technologies prevent music creators from finding the potential in their songs. Creators are either limited by basic single-track recording apps or confused by complex recording suites. Additionally, collaboration remains a huge problem, with co-writers stumbling through the current inefficient process.

At audiobridge, we strive to be as simple as the Voice Memo app on your phone but more powerful than Pro Tools, the industry standard recording software, in order to bring the music creation process to the masses and into the modern age.



Matt Miller, CEO/Founder



The Problem

Musicians are forced to rely on overly complex software and techniques to create music.





Current Solutions



Basic single-track recording apps

One dimensional solution that doesn't include collaboration.



Overly complex full recording suites

Adds costs to process that may never be recouped. Time is valuable and technology gets in the way of inspiration.



Paying for expensive studios and staff

High hourly rates can be cost prohibitive to most artists.



Our Solution

audiobridge

Imagine recording a full professional song, with collaborators, by simply opening an app, hitting record and being guided through the process.

audiobridge is putting the full studio experience in your pocket. Users of any level of musical ability (~600M+ worldwide) are guided through creating multi-track recordings on their devices.





Carrier
9:20 PM
SEXY SADIE
00:23
00:24
00:25
00:26
00:27
00:28
00:29
00:00.0
Studio
Contacts
Profile
Notifications

Carrier
9:19 PM
I AM THE WALRUS
Paul M.
Georg...
Ringo S.
John L.
11/9/19, 10:54 PM
I am he as you are he as you are me and we are all together. See how they run like pigs from a gun see how they fly.
JL
Sitting on a corn flake waiting for the van to come. Corporation T-shirt, stupid bloody Tuesday.
Man you've been a naughty boy.
You let your face grow long. I am the eggman. They are the eggmen.
I am the walrus.
JL
Goo goo g'joob.
JL
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Traction



600+
Hours of music recorded
per month



350,000+
Tracks Recorded



3.5M+
Data Points

Cohort members of:



BRIIA Accelerator
San Ramon, CA; AI focus



Project Music
Nashville, TN; Music industry focus



Why Now?

The world is now embracing remote collaboration and mobile tools more than ever.

Amount of audio recorded, in hours, on audiobridge:



Jan. 2020		Feb. 2020		March 2020		April 2020
	+37.2% →		+38.9% →		+103.19% →	



Why Now?

Songs that were created on iPhones are now charting in the *Billboard Top 100* and being nominated for *Grammy Awards*.

THE WALL STREET JOURNAL.
Recording Studios Are So Passé
BY ETHAN MILLMAN

"...[P]roducers like Finneas O'Connell have elected to go the at-home route without sacrificing commercial success. 'That's how everyone except for the biggest stars is doing it now,' Mr. O'Connell says."

Wall Street Journal, Aug. 26, 2019

GENIUS
Steve Lacy Explains How He Produces Grammy-Nominated Songs On His iPhone
Genius Dec 27, 2017

"Producer and singer-songwriter Steve Lacy has earned Grammy nominations for his work on The Internet's *Ego Death* and Kendrick Lamar's *DAMN.* while using little more than an iPod Touch or an iPhone as his primary tools."

Genius, Dec. 27, 2017



Why Now?

Top manufacturers now sell mobile microphones. *IK Multimedia*'s iRig enables guitarists to plug guitars directly into their phone. The industry is moving away from larger, more expensive solutions.





Product Roadmap

audiobridge will be the world's first fully guided music creation platform, allowing creators to focus on the nuances of their song rather than the nuances of the software. As musicians use audiobridge, audiobrain learns their preferences and creates a personalized experience.

Our intelligence engine, audiobrain, puts the functions of a traditional audio engineer into your mobile device.

For example, is your vocal recording out of pitch? audiobrain will either auto-tune the track for you or suggest you record another take.



July 2017

audiobridge beta launch (iOS)

Feb. 2018

audiobridge public launch (iOS)

June 2020

Free Effects; audiobrain beta

June 2019

audiobrain alpha release

Sep. 2020

Effects Pro

Dec. 2020

audiobrain public launch; audiobridge effects Pro 2.0



Subscription Model

1

Effects Pro

Coming September 2020

Audio enhancement effects such as auto-tune, reverb, delay, distortion and more.

$3 / month

2

audiobrain & Effects Pro

Coming December 2020

All pro features with full guided music creation via audiobrain intelligence.

$5 / month



Subscription Revenue Projection






2021	2022	2023
$960K ARR	$9.6M ARR	$48M ARR
~20,000 Subscribers	~200,000 Subscribers	~1M Subscribers

These are forward-looking projections that cannot be guaranteed.





Next Steps

We will identify buyers and use cases for the audio data recorded on audiobridge. This is highly scalable complement to subscription models. This results in:



Platform stays low-cost for musicians



More audio results in stronger audiobrain and higher revenue.



Previous Funding

$565K Raised

$550K - $5M Post-Money Valuation

$15K – SAFE ($7.5M cap; 15% discount)



Our Team / Partners

      

Matt Miller
CEO / Founder

Andrew Perusi
Artist Outreach &
Partnerships

Kevin Carwile
Senior Backend
Software Engineer

Mark Jeschke
IOS Developer

Peter Robert
IOS Developer

Acorn Analytics
Data Science
Machine Learning

Signal Garden
Digital Signal
Processing Experts

Advisors / Mentors

   

Joe Kennedy
Former CEO and
co-founder of **Pandora**

Chrissy Vonderach
Strategic Product Leader /
Former CIO (**PayPal, Clorox**, **Blackhawk**)

Kelley Holland
Senior Associate
Williams Mullen law firm

Les Schmidt
Exec. Director, **BRIIA**
Former COO / CFO (**SF 49ers**)

Thank You



Contact:

Matt Miller
CEO / Founder
matt@audiobridgeapp.com

